U

SECURITIES AN

Wash.

06009353

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Firstrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133-25 37th Avenue
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Liu — **718-961-6600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	New York	NY	10165-3698
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 24 2006
WASH. D.C.
185

SEC MAIL
AUG 2
WASH. D.C.
185
SEC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities, Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

GEORGE KARSHNER
Notary Public, State of New York
No. 01KA5019048 QUEENS
Qualified in ~~New York~~ County
Commission Expires October 12, ~~19~~ 2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Notes to Financial Statements.
X (p) Independent Auditors' Report on Internal Accounting Control

FIRSTRADE SECURITIES, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

JUNE 30, 2006

TABLE OF CONTENTS

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
August 18, 2006

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents		$ 1,191,054
Certificates of deposit		966,689
Securities owned, at market value		83,728
Due from clearing broker		517,392
Accrued interest receivable		10,845
Furniture, equipment, and leasehold improvements		
Furniture and equipment	$ 701,628	
Software costs	1,746,692	
Leasehold improvements	371,168	
	2,819,488	
Less accumulated depreciation	2,434,527	384,961
Deposits - clearing broker		100,000
Intangible assets, net of accumulated amortization		53,408
Other assets		66,888
		$ 3,374,965

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 121,790
Accrued payroll	437,078
Accrued taxes	254,553
Deferred income taxes	34,097
Total liabilities	847,518
Stockholders' equity	
Common stock - $.01 par value, authorized 32,000,000 shares, issued 18,450,000 shares	184,500
Additional paid-in-capital	695,500
Retained earnings	1,647,447
Total stockholders' equity	2,527,447
	$ 3,374,965

See notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2006

Revenues		
Commission income		$ 4,208,166
Rental income		183,293
Interest and other income		3,980,165
		8,371,624
Expenses		
Salaries and payroll related expenses	$ 1,373,137	
Execution costs	2,088,214	
Margin interest rebates	1,157,756	
Interest expense-customers	975,687	
Research and statistical costs	521,018	
Regulatory fees and expenses	26,868	
Occupancy and equipment costs	426,038	
Communications costs	125,078	
Stationery, printing, postage and shipping	37,625	
Promotional costs	358,549	
Insurance expense	129,188	
Professional fees	74,590	
Bad debt expense	17,319	
Depreciation and amortization	216,912	
Other operating costs	79,647	7,607,626
Income before income tax expense		763,998
Income tax expense		
Current	325,633	
Deferred	(27,204)	298,429
Net income		$ 465,569

See notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, beginning of year	18,450,000	$ 184,500	$ 695,500	$ 1,181,878	$ 2,061,878
Net income				465,569	465,569
Balance, end of year	18,450,000	$ 184,500	$ 695,500	$ 1,647,447	$ 2,527,447

See notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2006

Cash flows from operating activities	
Net income	$ 465,569
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	216,912
Deferred income taxes	(27,204)
Change in operating assets and liabilities	
Securities owned, at market value	(45,420)
Due from clearing broker	(178,398)
Accrued interest receivable	(6,530)
Other assets	(2,259)
Accrued expenses	(155,435)
Accrued corporate taxes	254,553
Accrued payroll	269,403
Net cash provided by operating activities	791,191
Cash flows from investing activities	
Purchases of furniture, equipment, software and leasehold improvements	(216,485)
Investments in certificates of deposit, net	43,472
Net cash used by investing activities	(173,013)
Net increase in cash	618,178
Cash and cash equivalents, beginning of year	572,876
Cash and cash equivalents, end of year	$ 1,191,054
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 47,622

See notes to financial statements.

FIRSTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

Business Operations

Firstrade Securities, Inc. (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements are stated at cost. An accelerated depreciation method is used for furniture and equipment with useful lives of three to seven years. The Company capitalizes consulting fees, payroll and payroll-related costs incurred in the development of computer software once technological feasibility is attained. Such costs are depreciated over an estimated useful life of three years. Leasehold improvements are depreciated using a straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Securities Owned

Investments owned are valued at market value based upon quoted market prices on the principal exchange on which such shares are traded, with related changes in market value included in the statement of operations.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The sources of temporary differences are software development costs and unrealized losses on investments.

1. **Business and Summary of Significant Accounting Policies (Continued)**

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended June 30, 2006, advertising expense was $306,094.

Intangibles

All intangibles are recorded at cost. Amortization is computed using the straight-line method over the 15-year life of the trademarks. Lease assignment costs are amortized using the straight-line method over the 10-year life of the lease.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees. The company made no contributions for the year ended June 30, 2006.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $1,971,619 which was $1,917,391 in excess of its required net capital of $54,228. The Company's net capital ratio was .41 to 1.

3. **Securities Owned**

Securities owned are carried at market value. As of June 30, 2006 the Company owned 2,800 shares of Nasdaq Stock Market, Inc.

4. Intangibles, Net of Accumulated Amortization

Intangible assets consist of the following:

	Cost	Accumulated Amortization
Lease assignment cost	$191,418	$150,816
Trademark	7,823	2,928
License fee	8,000	89
	$207,241	$153,833

Amortization expense for year ended June 30, 2006 was $18,012. Estimated amortization expense through June 30, 2011 is as follows:

Year Ended June 30,	
2007	$18,450
2008	18,450
2009	6,846
2010	1,048
2011	1,048
Thereafter	7,566
	$53,408

5. Stockholders' Equity

As of June 30, 2006, the Company was authorized to issue 4,000,000 shares of $.10 per share preferred stock. No preferred shares have been issued.

6. Commitments

The Company has leases for office space which expire on June 30, 2010. Office rent expense for the year ended June 30, 2006 was $323,284. The Company leases computer equipment under operating leases expiring in various years through 2006. Computer rent expense for the year ended June 30, 2006 was $26,146.

6. Commitments (Continued)

Future minimum rental payments at June 30, 2006, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

Year Ended June 30,	
2007	$ 315,315
2008	331,081
2009	347,635
2010	365,016
	$1,359,047

7. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and amounts due from clearing broker. The Company places its cash and cash equivalents in highly regarded financial institutions and clears its transactions with a highly regarded clearing broker.

8. Litigation and Arbitration

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a material effect upon the financial position of the Company.

Schedule 1

FIRSTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

JUNE 30, 2006

Stockholders Equity		$ 2,527,447
Deductions:		
Non-allowable assets		
Interest receivable	$ 10,845	
Furniture, equipment and leasehold improvements	384,961	
Intangible assets	53,408	
Other assets	66,888	516,102
Net capital before haircuts on security positions		2,011,345
Less:		
Haircuts on security positions		39,726
Net capital		1,971,619
Minimum net capital requirement of 6-2/3 % of aggregate indebtedness, or $50,000, whichever is greater		54,228
Excess of net capital over minimum requirement		1,917,391
Aggregate indebtedness		
Accrued expenses and other liabilities		$ 813,421
Percentage of aggregate indebtedness to net capital		41%

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There is no material difference between the above calculation included in the Company's unaudited FOCUS report as of June 30, 2006

See accompanying notes to financial statements.

Schedule 2

FIRSTRADE SECURITIES, INC.

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

JUNE 30, 2006

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

See independent auditors' report.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Firstrade Securities, Inc. for the year ended June 30, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
August 18, 2006